SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JULY 1st, 2022

I.	Date, Time and Place: On July 1st, 2022, at 10:00 a.m., held exclusively digitally, considered held at the headquarters of Gol Linhas Aereas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, s/n, Portaria 3, at the Board of Director’s meetings room, Jardim Aeroporto, ZIP Code 04626-020, in the city of and State of São Paulo.

II.	Call Notice and Attendance: The call was waived in view of the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Marcela de Paiva Bomfim Teixeira, Germán Pasquale Quiroga Vilardo, Philipp Schiemer and Anmol Bhargava.

III.	Chair: Mr. Constantino de Oliveira Junior was the chairman of the meeting and invited me, Mrs. Ana Beatriz M. P. de Almeida Lobo, to act as secretary of the meeting.

IV.	Agenda:

(i)          take knowledge of the resignations presented by (a) Mr. Paulo Sergio Kakinoff to the positions of Chief Executive Officer and member of the Alliance Committee of the Company; (b) Mr. Celso Guimarães Ferrer Junior to the position of Vice Chief Executive Officer of the Company; and (c) by Mr. Pieter Elbers to the position of member of the Alliance Committee of the Company;

(ii)         resolve on the election of new members of the Board of Executive Officers of the Company; and

(iii)        resolve on the election of new members of the Alliance Committee, Financial Policies Committee, Risk Policy Committee and Corporate Governance and People Management Committee of the Company.

V.	Resolutions: Following the necessary explanations and a detailed analysis of the agenda and the related documents, the members of the Board of Directors, unanimously:

(i)          Take knowledge of the resignations presented by:

(a)            Mr. Paulo Sergio Kakinoff to the positions of the Chief Executive Officer and member of the Alliance Committee of the Company, for which he was elected, respectively, at the Board of Director’s Meetings held on March 14, 2022, and on April 26, 2022, as per the resignation letters presented by him to the Company on the date hereof and filed at the Company’s headquarters;

(b)            Mr. Celso Guimarães Ferrer Junior to the position of Vice Chief Executive Officer of the Company, for which he was elected at the Board of Director’s Meeting held on March 14, 2022, as per the resignation letter presented by him to the Company on the date hereof and filed at the Company's headquarters; and

(c)            Mr. Pieter Elbers to the position of member of the Alliance Committee of the Company, for which he was elected at the Board of Director’s Meeting held on April 26, 2022, as per the resignation letter presented by him to the Company on the date hereof and filed at the Company's headquarters.

(ii)         Elect the following new members of the Board of Executive Officers of the Company:

(a)            Mr. Celso Guimarães Ferrer Junior, Brazilian, married, businessman, bearer of Identity Card RG No. 24982348, enrolled with the CPF/ME under No. 309.459.748-33, with business address at Praça Comandante Linneu Gomes, Portaria 3, Jardim Aeroporto, ZIP Code 04626-020, city and State of São Paulo, is elected to the position of the Company’s Chief Executive Officer, with a united term of office until the Board of Directors’ Meeting following the Annual Shareholders’ Meeting of the Company that approves the accounts for the fiscal year ended at December 31, 2022; and

(b)            Ms. Carla Patrícia Cabral da Fonseca, Brazilian, single, businesswoman, bearer of Identity Card RG No. 305939361, issued by SSP/SP, enrolled with the CPF/ME under No. 284.882.578-21, with business address at Alameda Rio Negro, No. 585, Bloco B, 2nd floor, Alphaville, city of Barueri, State of São Paulo, is elected to the position of Vice Chief Executive Officer, with a united term of office until the Board of Directors’ Meeting following the Annual Shareholders’ Meeting of the Company that approves the accounts for the fiscal year ended at December 31, 2022.

The Chief Executive Officer and Vice Chief Executive Officer hereby elected declared, in accordance with the provisions set forth in Article 37, item II, of Law No. 8,934/94 and Article 147, paragraphs 1 and 2, of the Brazilian Corporate Law, that have not been charged for any crime provided for by law or legal restrictions which would prevent them from exercising business activities. The instruments of investiture of the executive officers elected herein, with the applicable legal declarations for the exercise of the positions, were duly signed and is filed at the Company's headquarters.

Due to the resolution above, the Board of Executive Officers of the Company will be composed by the following Directors:

(a) Mr. Celso Guimarães Ferrer Junior, Brazilian, married, businessman, bearer of Identity Card RG No. 24982348, enrolled with the CPF/ME under No. 309.459.748-33, as Chief Executive Officer; (b) Mr. Richard Freeman Lark Jr., Brazilian, single, businessman, bearer of Identity Card RG No. 504402948, issued by SSP/SP, enrolled with the CPF/ME under No. 214.996.428-73, as Vice Chief Financial Officer and Investors Relations Executive Officer; (c) Mr. Eduardo José Bernardes Neto, Brazilian, married, businessman, bearer of Identity Card RG No. 20427334-1, issued by SSP/SP, enrolled with the CPF/ME under No. 165.610.978-66, as Vice Chief Executive Officer, all of them with business address at Praça Comandante Linneu Gomes, s/nº, Portaria 3, Jardim Aeroporto, ZIP Code 04626-020, in the city of and State of São Paulo; and (d) Ms. Carla Patrícia Cabral da Fonseca, Brazilian, single, businesswoman, bearer of Identity Card RG No. 30593.936-1, issued by SSP/SP, enrolled with the CPF/ME under No. 284.882.578-21, with business address at Alameda Rio Negro, No. 585, Bloco B, 2nd floor, Alphaville, city of Barueri, State of São Paulo, as Vice Chief Executive Officer, all with a united term of office until the Board of Directors’ Meeting following the Annual Shareholders’ Meeting of the Company that approves the accounts for the fiscal year ended at December 31, 2022.

(iii) Elect the following new members of the Alliance Committee, Financial Policies Committee, Risk Policy Committee and Corporate Governance and People Management Committee of the Company:

(a)            Mr. Celso Guimarães Ferrer Jr., qualified above, is elected to the positions of member of the Alliance Committee, Financial Policies Committee, Risk Policy Committee and Corporate Governance and People Management Committee, with a united term of office with the other members of the respective Committees, elected at the Board of Director’s Meeting held on April 26, 2022; and

(b)            Mr. Eduardo José Bernardes Neto, qualified above, is elected to the position of member of the Alliance Committee of the Company, with a united term of office with the other members of the Committee, elected at the Board of Director’s Meeting held on April 26, 2022.

VI.	Suspension of the Meeting and Drawing-up of the Minutes: The word was offered to whoever might wish to use it and, as no one did, the work was suspended for the time necessary for the drawing up of these minutes, which, once the work was reopened, were read, checked, and signed by the those present.

VII.	Signatures: Chair: Chairman: Mr. Constantino de Oliveira Junior; Secretary: Mrs. Ana Beatriz M. P. de Almeida Lobo; Members of the Board of Directors Present: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Marcela de Paiva Bomfim Teixeira, Germán Pasquale Quiroga Vilardo, Philipp Schiemer and Anmol Bhargava.

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, July 1st, 2022.

Constantino de Oliveira Junior Chairman	Ana Beatriz M. P. de Almeida Lobo Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer